SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __1__)*

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

29 408 K

(CUSIP number)

DAVID L. MAYER.

24 Albion Road

Lincoln, Rhode Island 02865

401-834-3353

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

JULY 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29 408 K	Page 2 of 11 Pages

(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ROBERT C. FANCH REVOCABLE TRUST

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado trust; grantor/trustee is citizen of United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
5,885,881 shares of Common Stock*

(8)	SHARED VOTING POWER
0 shares of Common Stock

(9)	SOLE DISPOSITIVE POWER
5,885,881 shares of Common Stock*

(10)	SHARED DISPOSITIVE POWER
0 shares of Common Stock-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,885,881 shares of Common Stock (1)*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | X|

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.06%

CUSIP No. 29 408 K	Page 3 of 11 Pages

(14)	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes: (i) 2,117,646 shares of Common Stock directly beneficially owned by the Robert C. Fanch Revocable Trust (the "Trust"), (ii) 1,768,235 shares of Common Stock issuable upon exercise of warrants directly beneficially owned by the Trust and (iii) 2,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by the Trust. Does not include: (x) 750,000 shares of Common stock directly beneficially owned by Robert C. Fanch or (y) 1,500 shares of Common Stock owned by Suzanne C. Fanch, the wife of Robert C. Fanch.

CUSIP No. 29 408 K	Page 4 of 11 Pages

(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ROBERT C. FANCH

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(3)	USE ONLY

(4)	SOURCE OF FUNDS*
PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e)	☐

(6)	OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
6,635,881 shares of Common Stock*

(8)	SHARED VOTING POWER
0 shares of Common Stock

(9)	SOLE DISPOSITIVE POWER
6,635,881 shares of Common Stock*

(10)	SHARED DISPOSITIVE POWER
0 shares of Common Stock-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,635,881 shares of Common Stock (1)*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | X|

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.34%

CUSIP No. 29 408 K	Page 5 of 11 Pages

(14)	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes (i) 750,000 shares of Common Stock beneficially owned by Robert C. Fanch, (ii) 2,117,646 shares of Common Stock directly beneficially owned by Robert C. Fanch Revocable Trust ("Trust"), a trust of which Robert C. Fanch is the trustee and beneficiary, (iii) 1,768,235 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Trust and (iv) 2,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by the Trust. Does not include: 1,500 shares of Common Stock owned by Suzanne C. Fanch, the wife of Robert C. Fanch.

CUSIP No. 29 408 K	Page 6 of 11 Pages

ITEM 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord, Ontario, Canada A6 L4K 5R2. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background

(a)            This Statement is being filed by each of the following persons pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission"): (i) the Robert C. Fanch Revocable Trust (the "Trust"), and (ii) Robert C. Fanch (collectively, the "Reporting Persons", and each a "Reporting Person").

The Trust disclaims beneficial ownership of the shares of Common Stock owned by Robert C. Fanch.

(b)            The address of each of the Reporting Persons is c/o Fanch Communications, Inc., 1873 South Bellaire Street, Suite 1550, Denver, Colorado 80222.

(c)            Robert C. Fanch is Executive Chairman of Conversent Communicaions, Inc., a Delaware corporation engaged in the provision of telecommunications services. Mr. Fanch is also President of Fanch Communications, Inc., a corporation that provides management services to various businesses.

(d) and (e) During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Trust is organized under Colorado law. Robert C. Fanch is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration

On August 17, 2001, Robert C. Fanch, using personal funds, purchased 750,000 shares of the Company's common stock in a private placement for $0.42 per share, or a total price of $315,000.

On October 10, 2002, the Robert C. Fanch Revocable Trust ("Trust") participated in the Company's unit private placement. In connection with such private placement, the Trust, using available capital, purchased for an aggregate purchase price of $200,000, 1,176,470 units of the Company (each a "Unit"). Each Unit was comprised of one share of Common Stock and one three-year warrant at an initial exercise price of $.15 per warrant to purchase one half (1/2) a share of Common Stock. Such warrants are exercisable only in even lots for an aggregate initial exercise price of $.30 for one share of Common Stock, subject to adjustment upon certain events. There are no fractional shares. The Units were issued pursuant to subscription agreements which also provide for certain registration rights that the Company granted to Fanch. A form of subscription agreement, as supplemented, as well as a form of the warrant, pursuant to such transaction are incorporated herein by reference as indicated by Exhibit 1 and Exhibit 2 respectively. Additionally, the Company supplemented the registration rights described in the subscription agreement in a letter, dated November 14, 2002, to the Trust. A form of such letter was attached to the original Schedule 13D as Exhibit 3.

CUSIP No. 29 408 K	Page 7 of 11 Pages

On September 15, 2004, the Trust participated in a private placement by the Company. In connection with such private placement, the Trust, using available capital, purchased (i) $1,000,000 principal amount of the Company's 4% convertible debentures maturing on September 13, 2007 (the "Convertible Debentures") and (ii) three-year warrants exercisable at any time for an aggregate of 500,000 shares of Common Stock. The debentures are convertible into 2,000,000 shares of Common Stock. The holder of a Convertible Debenture may immediately convert any or all of the principal of such Convertible Debentures into shares of Common Stock at an initial conversion rate of the principal amount divided by $.50 subject to adjustment in certain events. The warrants have an initial exercise price of $1.00 per share of Common Stock, subject to adjustment upon certain events. In addition, pursuant to registration rights agreements, the Company granted each such Reporting Person certain registration rights with respect to the shares of Common Stock underlying the Convertible Debentures and the warrants. A form of the registration rights agreement was attached to the original Schedule 13D as Exhibit 4. A form of the warrant and a form of the debenture, dated September 13, 2004, issued to the Trust pursuant to such transaction, were attached to the original Schedule 13D as Exhibit 5 and Exhibit 6, respectively.

Effective July 5, 2005, the Trust participated in a private placement by the Company. In connection with such private placement, the Trust, using available capital, purchased (i) 941,176 shares of Common Stock, (ii) 520,000 three year warrants exercisable at $0.90 per share; (iii) 80,000 three year warrants exercisable at $2.00 per share; and (iv) 80,000 three year warrants exercisable at $3.00 per share. The aggregate purchase price for the Common Stock and these warrants was $800,000. The exercise price of these warrants is subject to adjustment in certain events. In addition, pursuant to a registration rights agreement dated July 5, 2005, the Company granted the Trust certain registration rights with respect to the shares of Common Stock and the shares of Common Stock underlying the warrants. A form of the Securities Subscription Agreement dated July 5, 2005, forms of the warrants dated July 5, 2005, issued to the Trust pursuant to such transaction, and a form of the registration rights agreement are attached to this Schedule 13D/A as Exhibits 7, 8, 9, 10 and 11, respectively.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the documents attached as Exhibit 1 through Exhibit 11 to this Schedule 13D/A and which are incorporated herein by reference.

ITEM 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors.

ITEM 5.	Interest in Securities of the Issuer

(a) and (b) The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 54,754,254, the number of shares of Common Stock the Company informed the Reporting Persons was outstanding as of the date of this report.

(i)	Amount beneficially owned:

The Trust is the beneficial owner of 5,885,881 shares of Common Stock. Robert C. Fanch is the beneficial owner of 6,635,881 shares of Common Stock (which included the 5,885,881 shares of which the Trust is the beneficial owner.

(ii)	Percent of class:

CUSIP No. 29 408 K	Page 8 of 11 Pages

The Trust has sole voting and dispositive power of 10.06% of the Common Stock. Robert C. Fanch has sole voting and dispositive power of 11.34% of the Common Stock.

(iii)	Number of shares as to which the person has:

(1)	Sole power to vote or to direct the vote:

The Reporting Persons in the aggregate have sole power to vote 6,635,881 shares of Common Stock. The Trust has sole power to vote or to direct the vote of 5,885,881 shares of Common Stock. Robert C. Fanch has sole power to vote or to direct the vote of 750,000 shares of Common Stock.

(2)	Shared power to vote or to direct the vote:

N/A

(3)	Sole power to dispose or to direct the disposition of:

The Trust has sole power to dispose of or to direct the disposition of 5,885,881 shares of Common Stock. Robert C. Fanch has sole power to dispose of or to direct the disposition of 750,000 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, as of July 5, 2005, was 6,635,881, including an aggregate of 3,768,235 shares issuable upon exercise of warrants and conversion of Convertible Debentures, or approximately 11.34% of all of the outstanding shares of Common Stock.

(4)	Shared power to dispose or to direct the disposition of:

N/A

(c)          Except as described in this Statement, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d)          No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as reported herein, none of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.

ITEM 7.	Materials to Be Filed as Exhibits

Exhibit 1: Form of Subscription Agreement, dated October 3, 2002, between the Company and the Robert C. Fanch Revocable Trust (incorporated by reference to Exhibit 10.12 to the Company's Form S-2 Registration Statement filed January 22, 2004).

Exhibit 2: Form of Warrant, dated October 3, 2002, issued by the Company to the Robert C. Fanch Revocable Trust (incorporated by reference to Exhibit 4.2 to the Company's Form S-2 Registration Statement filed January 22, 2004).

Exhibit 3: Form of Registration Rights Letter, dated November 14, 2002, issued by the Company to the Robert C. Fanch Revocable Trust (previously filed with original Schedule 13D).

CUSIP No. 29 408 K	Page 9 of 11 Pages

Exhibit 4: Form of Registration Rights Agreement, dated as of September 13, 2004, between the Company and the Robert C. Fanch Revocable Trust (previously filed with original Schedule 13D).

Exhibit 5: Form of Warrant, dated as of September 13, 2004, issued by the Company to the Trust (previously filed with original Schedule 13D).

Exhibit 6: Form of Debenture, dated as of September 13, 2004, issued by the Company to the Trust (previously filed with original Schedule 13D).

Exhibit 7. Form of Securities Subscription Agreement dated July 5, 2005 between the Company and the Robert C. Fanch Revocable Trust.

Exhibit 8. Form of Common Stock Warrant and Certificate dated July 5, 2005 issued by the Company to the Robert C. Fanch Revocable Trust.

Exhibit 9. Form of Common Stock Warrant and Certificate dated July 5, 2005 issued by the Company to the Robert C. Fanch Revocable Trust.

Exhibit 10. Form of Common Stock Warrant and Certificate dated July 5, 2005 issued by the Company to the Robert C. Fanch Revocable Trust.

Exhibit 11. Form of Registration Rights Agreement dated July 5, 2005 between the Company and the Robert C. Fanch Revocable Trust.

CUSIP No. 29 408 K	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

ROBERT C. FANCH REVOCABLE TRUST

By:	/s/ Robert C. Fanch
Name: Robert C. Fanch
Title: Trustee

/s/ Robert C. Fanch
Robert C. Fanch

CUSIP No. 29 408 K	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1:

Form of Subscription Agreement, dated October 3, 2002, between the Company and the Robert C. Fanch Revocable Trust (incorporated by reference to Exhibit 10.12 to the Company's Form S-2 Registration Statement filed January 22, 2004)

Exhibit 2:

Form of Warrant, dated October 3, 2002, issued by the Company to the Robert C. Fanch Revocable Trust (incorporated by reference to Exhibit 4.2 to the Company's Form S-2 Registration Statement filed January 22, 2004)

Exhibit 3:	Form of Registration Rights Letter, dated November 14, 2002, issued by the Company to the Robert C. Fanch Revocable Trust (previously filed with original Schedule 13D).

Exhibit 4:	Form of Registration Rights Agreement, dated as of September 13, 2004, between the Company and the Robert C. Fanch Revocable Trust (previously filed with original Schedule 13D).

Exhibit 5:	Form of Warrant, dated as of September 13, 2004, issued by the Company to the Trust (previously filed with original Schedule 13D).

Exhibit 6:	Form of Debenture, dated as of September 13, 2004, issued by the Company to the Trust (previously filed with original Schedule 13D).

Exhibit 7.	Form of Securities Subscription Agreement dated July 5, 2005 between the Company and the Robert C. Fanch Revocable Trust.

Exhibit 8.	Form of Common Stock Warrant and Certificate dated July 5, 2005 issued by the Company to the Robert C. Fanch Revocable Trust.

Exhibit 9.	Form of Common Stock Warrant and Certificate dated July 5, 2005 issued by the Company to the Robert C. Fanch Revocable Trust.

Exhibit 10.	Form of Common Stock Warrant and Certificate dated July 5, 2005 issued by the Company to the Robert C. Fanch Revocable Trust.

Exhibit 11.	Form of Registration Rights Agreement dated July 5, 2005 between the Company and the Robert C. Fanch Revocable Trust.

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